UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

MDXHEALTH SA

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) consists of (i) the 2024 Interim Report of MDxHealth SA (the “Company”), which is attached hereto as Exhibit 99.1, (ii) a press release issued by the Company on August 21, 2024, a copy of which is attached hereto as Exhibit 99.2, (iii) an Amendment to the Credit Agreement by and among MDxHealth, Inc., the guarantors party thereto and one or more affiliates of OrbiMed (the “Credit Agreement”), dated July 30, 2024, which is attached hereto as Exhibit 4.1, and (iv) the Second Amendment to the Credit Agreement, dated August 20, 2024, which is attached hereto as Exhibit 4.2.

This Form 6-K, including Exhibits 4.1, 4.2 and 99.1 (and excluding Exhibit 99.2, which is furnished herewith) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-268885 and File No. 333-280606), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.2 is being furnished and shall not be deemed to “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
4.1	Amendment to the Credit Agreement by and among MDxHealth, Inc., the guarantors party thereto and one or more affiliates of OrbiMed, dated July 30, 2024#
4.2	Second Amendment to the Credit Agreement by and among MDxHealth, Inc., the guarantors party thereto and one or more affiliates of OrbiMed, dated August 20, 2024#
99.1	2024 Interim Report
99.2	Press Release, dated August 21, 2024

#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: August 21, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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